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                                                        Filed by Ziff-Davis Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                Subject Company: Ziff-Davis Inc.
                                                   Commission File No. 001-14055

FOLLOWING IS THE TEXT OF A NEWSLETTER SENT TO EMPLOYEES OF ZIFF-DAVIS INC. ON JULY 30, 2000, WHICH DISCUSSES THE PROPOSED MERGER BETWEEN ZIFF-DAVIS AND CNET NETWORKS, INC.

Memo from Dan Rosensweig:

This past week, Shelby Bonnie and I traveled to New York, Boston, and San Francisco to present information on the CNET and ZDNet merger to each of our companies' largest institutional shareholders, including Fidelity Investments, Putnam Investments, and Dresdner RCM. I was pleased, but not surprised, that our presentation was very well received by each team of investors. Clearly, the merger of our two strong brands creates one powerful leader in the largest category on the Web: technology. All agreed that the natural next step for CNET and ZDNet, which have been competing head-to-head for so long, is to combine the two companies and bring together multiple brands -- both online and offline -- in a way that will leverage our technological capabilities and take the company to the next level of success.

I view the recent trading volume and price increase in ZD shares, combined with the minimal volatility in CNET shares, is a clear reflection of investors' positive reaction to our proposed merger -- with the ZD share price still trading at a discount to its potential total value, investors have been buying ZD in order to buy CNET at a discount. This trading activity is substantially different from Wall Street's reaction to InfoSpace's acquisition of Go2Net that was announced late Wednesday -- InfoSpace shares were down more than 32% in two days.

The conversations we had with investors indicated that the synergies between CNET and ZDNet are appealing to them. Both companies have focused on creating new and better ways to connect buyers and sellers in the marketplace. CNET's focus on data services, and search and compare, sets a new standard for product information gathering, while ZDNet has proven its leadership by bringing reliable information and services to IT professionals and small business owners. As the eighth largest Web property and the clear leader in the technology category as an infomediary for buyers and sellers, we will create new market and revenue opportunities that would not have been possible as separate entities.

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I hope my enthusiasm gives you a strong sense of the exciting future that lies ahead. We're doing everything to move the process along in a timely manner. Here's where things stand now: First, we expect to make our required antitrust filings with the government early next week. We are confident that no issues will arise. Second, we are in the process of drafting our proxy and registration statement for filing with the Securities and Exchange Commission (SEC). We also need to have approval for the merger from both CNET, ZD and ZDNet shareholders. Softbank, Ziff-Davis' majority shareholder, has already agreed to vote for the merger. CNET insiders, who control about 22% of their shares outstanding, have also agreed to vote in favor of the transaction, so again, we are confident that things will be smooth sailing, and that the transaction will be wrapped up in Q4, 2000.

Shelby and I held a Cambridge Town Hall Meeting last week to answer questions about the merger to the best of our ability, and we'll meet with NY employees next week. We'll be visiting the offices in Europe and Asia in the upcoming weeks, as well.

Again, I thank each of you for your contributions, without which we would not be in this exciting position. And since it's "business as usual" around ZDNet, let's keep up the great work!

--Dan

A note like this would not be complete without our disclaimer :-)

Further information about proxy materials

Ziff-Davis and CNET will be filing with the SEC a proxy statement and other relevant documents concerning the merger. We urge you to read the proxy statement / prospectus and any other relevant documents to be filed with the SEC, because they contain important information. You will be able to obtain these documents free of charge at the SEC's website, www.sec.gov. You may also inspect documents filed with the SEC by Ziff-Davis at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The joint press release relating to the merger filed with the SEC on July 19, 2000 contains information regarding the participants in the proxy solicitation and their ownership of Ziff-Davis and CNET stock.